EXHIBIT 12.1

SUNRUN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) loss before income taxes; and (b) fixed charges, as defined below. From this total, we add net loss attributable to noncontrolling interests and redeemable noncontrolling interests.
Fixed charges are comprised of interest expense which includes interest on debt and capital leases and amortization of debt issuance costs. Excludes interest income and interest associated with uncertain tax positions, which is recorded within income tax expense.

	Year ended December 31,					Nine months ended September 30,
(amounts in thousands, except ratio amounts)	2013	2014	2015	2016		2017

Fixed charges:
Interest expense	$11,826	$27,539	$33,309	$53,995		$50,401
Total fixed charges	$11,826	$27,539	$33,309	$53,995	$—	$50,401

Earnings available for fixed charges:
Loss before income taxes	$(66,086)	$(167,533)	$(254,205)	$(267,308)		$(180,888)
Add: Fixed charges	11,826	27,539	33,309	53,995		50,401
Add: Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(64,294)	(86,638)	(220,660)	(394,988)		(284,144)
Total earnings (loss) available for fixed charges	$10,034	$(53,356)	$(236)	$181,675		$153,657
Ratio of earnings to fixed charges	(A)	(B)	(C)	3.36		3.05

(A) Earnings for the year ended 2013 were inadequate to cover fixed charges by $1,792.
(B) Earnings for the year ended 2014 were inadequate to cover fixed charges by $80,895.
(B) Earnings for the year ended 2015 were inadequate to cover fixed charges by $33,545.

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